FOIA Confidential Treatment Requested by Hampton Roads Bankshares, Inc.
pursuant to 17 C.F.R. § 200.83
(Contact: Hampton Roads Bankshares, Inc., 641 Lynnhaven Parkway,
Virginia Beach, VA 23452, Attention: General Counsel,
Phone: (757) 217-1000, Fax (757) 431-3708)

January 5, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Marc Thomas, David Irving, Christopher Dunham and Chris Windsor

RE:	Hampton Roads Bankshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 25, 2015
Form 10-Q for Fiscal Quarter Ended September 30, 2015
Filed November 5, 2015
File No. 001-32968

Dear Mr. Thomas, Mr. Irving, Mr. Dunham and Mr. Windsor:

Hampton Roads Bankshares, Inc. (the “Company,” “we,” “our” or “us”) has received Mr. Thomas’ letter dated December 14, 2015 containing comments on the Company’s above-referenced Form 10-K for Fiscal Year Ended December 31, 2014 (“Form 10-K”) and Form 10-Q for Fiscal Quarter Ended September 30, 2015 (“Form 10-Q”).  This letter on behalf of the Company responds to each of the comments set forth in the letter.

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

The Company is requesting confidential treatment pursuant to 17 C.F.R. §200.83 (“Rule 83”) for portions of response, indicated by [***] (the “Confidential Material”), and consequently, portions of this response have been redacted from this

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EDGAR filing. The Company has contemporaneously provided an unredacted response to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Request Numbers 1 through 7 below specify the Confidential Material as to which confidential treatment is requested and denote the omission of such Confidential Material from the text of this version of such letter.  Each page of this letter is marked for the record with the identifying numbers and code HRB-1 through HRB-15.  Please inform the contact person identified on the first page of this letter of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information Act, Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

    A copy of this letter has been sent to the Office of Freedom of Information and Privacy Act Operations, Securities and Exchange Commission, 100 F Street, N.E., Mail Stop 2736, Washington, DC 20549, fax (202) 772-9337.

Form 10-K for Fiscal Year Ended December 31, 2014

Consolidated Statements of Operations, page 54

1.   Please revise, in future filings, to classify ‘Gain (loss) on sale of other real estate owned and repossessed assets’ and ‘Other than temporary impairment of other real estate owned and repossessed assets’ net within the noninterest expense pursuant to Rule 9-04 14 (d) of Regulation S-X.

We will revise, in future filings, to classify ‘Gain (loss) on sale of other real estate owned and repossessed assets’ and ‘Other than temporary impairment of other real estate owned and repossessed assets’ net within the noninterest expense pursuant to Rule 9-04 14 (d) of Regulation S-X.

Form 10-Q for the Quarterly Period Ended September 30, 2015

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Table 4: Allowance for Loan Losses Components and Related Data, page 53

 2.   We note you moved into default the Company’s largest remaining substandard relationship during the six months ended June 30, 2015. We further note from your disclosures that this lending relationship was downgraded to substandard in the third quarter of 2014 and placed on nonaccrual status in the second quarter of 2015. Please tell us the following concerning this lending relationship:

•	When the loan(s) were originated;

This lending relationship consists of six individual loans, which will be referred to as Loan 1, Loan 2, Loan 3, Loan 4, Loan 5 and Loan 6 for purposes of this response.

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Loan	Date Originated	Orig. Commitment Amt.	Unpaid Principal Bal. at 09/30/15
Loan 1	6/4/2008	$12,118,000	$7,509,889.91
Loan 2	5/5/2006	5,650,000	2,550,117.69
Loan 3	5/21/2009	9,000,000	5,851,033.70
Loan 4	11/14/2008	2,500,000	2,368,899.06
Loan 5	10/25/2006	3,900,000	2,182,692.34
Loan 6	8/6/2008	5,000,000	1,092,295.19

Rule 83 confidential treatment request made by Hampton Roads Bankshares, Inc. for the information redacted from the following paragraph; Request Number 1.

The principal borrower (the “Borrower”) was principally in business as a utilities contractor.  Over time, his business operations expanded to include residential and commercial development and construction, all based from his industrial properties known as [***] (the “Properties”).  At the time of the merger of Bank of Hampton Roads and Gateway Bank in 2009, the Borrower had large borrowings originating with both banks to finance the residential and commercial development of the [***], and for the Properties.  The six loans financing those operations are now in default with an aggregate unpaid principal balance of $21,554,927.89.  The Borrower is an individual borrower on two loans and a guarantor on the remaining four commercial loans.

•	When the loan(s) became impaired;

Loan	Date Impaired
Loan 1	6/30/2015
Loan 2	6/30/2015
Loan 3	6/30/2015
Loan 4	6/30/2015
Loan 5	4/28/2015
Loan 6	4/28/2015

*** The Company requests that the information covered by Request No. 1 and be treated as confidential for reasons of business confidentiality and that the Commission provides timely notice to the contact person identified on the first page of this letter before the Commission permits any disclosure of the information subject to Request Number 1.

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•	A timeline highlighting specifically how the loan moved from pass to substandard to nonaccrual;

Loan	Note Date	Substandard	Nonaccrual
Loan 1	6/4/2008	9/30/2014	6/30/2015
Loan 2	5/5/2006	9/30/2014	6/30/2015
Loan 3	5/21/2009	9/30/2014	6/30/2015
Loan 4	11/14/2008	9/30/2014	6/30/2015
Loan 5	10/25/2006	9/30/2014	4/28/2015
Loan 6	8/6/2008	9/30/2014	4/28/2015

Note: Above represents the dates loans were moved to the applicable category

The Borrower sold his interest in a substantial business venture in December 2012, the proceeds of which funded a $2.0 million payment reserve for debt service on all of the loans in this relationship to be supplemented by the proceeds of future sales of collateral securing the loans.  The payment reserve was established to ensure continued payments of the loans while refreshed marketing efforts were undertaken to sell the collateral properties and in the case that ongoing cash flow alone from the borrowing entities was insufficient to service existing debt.  At the time the payment reserve was established, it was estimated to provide fourteen months of debt service on all loans, paid monthly with no priority treatment.  The relationship had experienced no late payments since origination at the time of the funding of the reserve.

In the third quarter of 2013, the Company risk-graded the loans as Special Mention given the inability to sell collateral properties at a pace that would sufficiently maintain or increase the payment reserve account.  In accordance with the regulatory definition of a Special Mention asset, this lack of absorption was identified as a potential weakness that could result in deterioration of repayment prospects at some future date.  However, this weakness was partially mitigated by the entrance of the borrower into a lease agreement with a purchase option for the highest value parcel in the Properties (collateral parcel F-1-A).  Negotiations for the purchase agreement were ongoing through the end of 2013 and into 2014.

The Company downgraded the loans in this lending relationship to substandard in the third quarter of 2014 in part upon receiving notice from the first priority lienholder with respect to parcel F-1-A that they wished to exit their lending relationship and would not consider a long-term extension of their loan upon its recent maturity.  Additionally, purchase negotiations with the tenant of parcel F-1-A remained incomplete and began to turn distinctly contentious, leading the Company to grow increasingly doubtful that a sale would transpire.  The sale of other collateral properties remained very slow, and the Company was solely dependent upon the reserve account for repayment of its loans.  In accordance with the regulatory definition of a Substandard asset, the lack of collateral asset sales and a declining payments reserve were identified as a well-defined weakness that jeopardized the liquidation of the debt.  The Company remained adequately protected from a collateral standpoint but the borrowers’ declining payment capacity comprised a well-defined weakness.

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The loans remained on accrual because of the existence of a source under the Bank’s control from which to receive timely payments of principal and interest in accordance with the contractual terms.

The Company moved Loan 5 to nonaccrual in April, 2015, when a guarantor advised of his inability to indefinitely service a loan to a borrower which ceased operations, whose equipment was determined to be worthless, and which generated no income.  The Company moved Loan 6 to nonaccrual in April, 2015, because the borrower had previously ceased operations, sold all of its equipment encumbered by the Company security interest, and did not have the ability to contribute to the payment reserve.  The Company was unwilling to apply funds from the remaining payments reserve to the monthly debt service of either loan as they offered no additional collateral or operations to repay the loans.  The Company moved the remaining loans to nonaccrual in June, 2015, as a number of negative events transpired in quick succession.  The lease purchase tenant abandoned parcel F-1-A and any attempt to purchase the parcel.  The first priority lienholder of the parcel advised that their loan was now in default and advised the Company of their intent to foreclose.  Finally, the Company determined that the pace of collateral sales was insufficient to ensure the borrower could consistently maintain the payment reserve at or above a level sufficient to provide sixty days of debt service and maintain a cumulative loan-to-value of the collateral at or below ninety percent of the loan balances; all loans are cross-collateralized.  In accordance with the accepted definition of a nonaccrual loan, full collection of all principal and interest was deemed unlikely.  The mitigating factor of being well-secured was no longer certain as well.  The loans were moved into nonaccrual and impaired accordingly.

•	The amount of any charge-offs recognized on the loan(s);

Borrower	Charge-Offs	Book Value after Charge-off
Loan 1	$623,776.03	$6,886,113.88
Loan 2	211,814.33	2,338,303.36
Loan 3	485,990.42	5,365,043.28
Loan 4	196,762.20	2,172,136.86
Loan 5	2,182,692.34	0.00
Loan 6	1,092,295.19	0.00

These charge-offs were taken in the third quarter of 2015 in accordance with the Company’s policy of charging off impairments after 90 days of being placed on nonaccrual if there are no resolutions pending.  There were no charge-offs as of 06/30/15.

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•	The amount of any specific allowance on the loan(s);

There are no remaining specific allowances with respect to any of the loans comprising the lending relationship.

•	The underlying collateral supporting the loan(s);

The entire relationship is cross-collateralized with a variety of commercial, industrial, and residential real estate properties, primarily in Chesapeake, Va., and cash payment reserve accounts on deposit with and under control of the Company.  The payment reserve accounts are noted as “DDA” accounts within Schedule 1.  The relationship is also secured by the assignment of two life insurance policies on the life of the Borrower with death benefits totaling $12 million.

A more detailed identification of the underlying collateral has been provided on a separate schedule attached to this response (see Schedule 1).

•	The estimated fair value of the underlying collateral;

The estimated fair value of the underlying collateral has been provided on a separate schedule attached to this response (see Schedule 2).

•	The date and amount of the last appraisal(s);

The dates and amounts of the last appraisals have been provided on a separate schedule attached to this response (see Schedule 3).

•	The discount to the most recent appraised value(s), if applicable, and how determined;

The value of collateral securing substandard loans is examined upon downgrade to substandard to determine if an impairment is appropriate.  Real estate is examined using the fair market value of real estate collateral as measured by the most recent appraisal less a ten percent discount to represent the cost of disposition and any additional discounts needed to account for the presence of other factors affecting value such as the estimated balance of a prior lien owed to another financial institution, an aged appraisal, or particular characteristics of a collateral property.  Cash or cash equivalents are not subject to a discount.  Death benefits of term insurance policies assigned as collateral are not given any value while the insured is alive as the policies have no cash surrender value.

For the purpose of calculating impairments, the Company considered the cross-collateralization of all properties.  Certain collateral was also grouped based on geography and proximity to other parcels.  Though the aforementioned loans are cross-collateralized,

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certain collateral can be attributed more directly to certain loans based on the original loan purpose.  Those groupings and attributions are demonstrated in Schedule 4 attached hereto.  In some cases, the Company chose to place a discount greater than the standard ten percent against certain properties based upon its estimation of the market absorption.  At the time of impairment, absorption of the collateral residential lots was slower than estimated in the appraisal and the lots are priced at the higher end of the market in the region, further limiting the pool of potential buyers.  Management elected to use a DCF liquidation value for developed lots adjusted based upon the observed absorption rather the rate used in the appraisal.  Undeveloped land held for future residential development and raw land were valued at the liquidation value as provided in the most recent appraisal.  Additionally, one parcel was re-valued based upon a sales contract.  The Company also has additional collateral in the form of the remaining payment reserve funds.  They are valued at the full amount on deposit.  The monies are currently used only to fund premiums on the assigned life insurance collateral.  Finally, any prior liens or tax obligations were verified to the extent possible with the appropriate priority lienholder or municipality.

A more detailed identification of any discounts to appraised value has been provided on a separate schedule attached to this response (see Schedule 4).

•	The existence of any guarantors and how you assessed the risk that the guarantor is willing and able to provide additional credit support to the lending relationship;

The Borrower is a guarantor on each commercial loan as well as an individual borrower on certain loans and is liable on nonaccrual debt in this relationship in the unpaid principal balance of $21,554,927.89, plus interest, late charges, fees, costs advanced, and attorney’s fees as set out in the notes and guaranty agreements.

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Rule 83 confidential treatment request made by Hampton Roads Bankshares, Inc. for the information redacted from the following paragraph; Request Number 2.

[***]

There is an additional guarantor on Loan 5 (the “Guarantor 2”), and Guarantor 2’s liability is accordingly limited to the principal balance of $2,182,692.34, plus interest, late charges, fees and costs as set out in the Note and his guaranty.

Rule 83 confidential treatment request made by Hampton Roads Bankshares, Inc. for the information redacted from the following paragraph; Request Number 3.

[***]

*** The Company requests that the information covered by Request Nos. 2 and 3 and be treated as confidential for reasons of business confidentiality and that the Commission provides timely notice to the contact person identified on the first page of this letter before the Commission permits any disclosure of the information subject to Request Numbers 2 and 3.

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•	Any other pertinent information deemed necessary to understand the credit risk of the loan relationship and how you considered this information in your accounting.

All of the collateral securing the loans in this relationship have been cross-collateralized and cross-defaulted.

*           *           *           *           *           *           *

As requested, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (757) 995-0436 or our outside counsel, John S. Mitchell, Jr., at (202) 293-8117.

           Thank you for your assistance in this matter.

Sincerely,

/s/ Thomas B. Dix III
Thomas B. Dix III
EVP, Chief Financial Officer and Treasurer

cc:           Charles M. Johnston, Chairman and Interim Chief Executive Officer
John S. Mitchell, Jr.

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Schedule 1

Rule 83 confidential treatment request made by Hampton Roads Bankshares, Inc. for the information redacted from the following paragraph; Request Number 4.

[***]

*** The Company requests that the information covered by Request No. 4 be treated as confidential for reasons of business confidentiality and that the Commission provides timely notice to the contact person identified on the first page of this letter before the Commission permits any disclosure of the information subject to Request Number 4.

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Schedule 2

Rule 83 confidential treatment request made by Hampton Roads Bankshares, Inc. for the information redacted from the following paragraph; Request Number 5.

[***]

*** The Company requests that the information covered by Request No. 5 be treated as confidential for reasons of business confidentiality and that the Commission provides timely notice to the contact person identified on the first page of this letter before the Commission permits any disclosure of the information subject to Request Number 5.

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Schedule 3

Rule 83 confidential treatment request made by Hampton Roads Bankshares, Inc. for the information redacted from the following paragraph; Request Number 6.

[***]

*** The Company requests that the information covered by Request No. 6 be treated as confidential for reasons of business confidentiality and that the Commission provides timely notice to the contact person identified on the first page of this letter before the Commission permits any disclosure of the information subject to Request Number 6.

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Schedule 4

Rule 83 confidential treatment request made by Hampton Roads Bankshares, Inc. for the information redacted from the following paragraph; Request Number 7.

[***]

*** The Company requests that the information covered by Request No. 7 be treated as confidential for reasons of business confidentiality and that the Commission provides timely notice to the contact person identified on the first page of this letter before the Commission permits any disclosure of the information subject to Request Number 7.

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